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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K    [ ] Form 20-F   [ ] Form 11-K    [X] Form 10-Q   [ ] Form N-SAR

For Period Ended: JUNE 30, 1997


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   Read Attached Instruction Before Preparing Form.  Please Print or Type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________________________________________________

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PART 1--REGISTRANT INFORMATION
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         Full Name of Registrant:  STELAX INDUSTRIES LTD.

         Former Name if Applicable

         Address of Principal Executive Office (Street and Number):

         4004 Beltline Road, Suite 107

         City, State and Zip Code:         Dallas, Texas  75244

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PART II--RULES 12B-25 (B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly
[X] report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

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PART III-NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

                       (Attach Extra Sheets if Needed)


         The registrant is continuing to experience delays in accumulating necessary information to file its quarterly reports. The registrant is working to establish procedures to obtain information more quickly.

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PART IV--OTHER INFORMATION
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         (1) Name and telephone number of person to contact in regard to this notification

Patrick V. Stark                     (214)                        777-4200
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   (Name)                          (Area Code)                (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

                                                               [X] Yes   [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes   [  ] No

         If so; attached an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         During the fiscal quarter ended June 30, 1997, the registrant had minimal revenues as it was in the process of recommissioning its steel mill facilities acquired in November 1995. During the fiscal year quarter June 30, 1997, the registrant's revenues from the facility, estimated at $544,000. The registrant anticipates reporting a loss in excess of $750,000 for the fiscal quarter ended June 30, 1997 as compared to a loss of $217,000 for the same quarter in 1996.

                             STELAX INDUSTRIES LTD.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: AUGUST 13, 1997             By /s/ Harmon S. Hardy
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                                     Harmon S. Hardy, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement assigned on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.

                                   ATTENTION


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INTERNATIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS

  (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of the form and amendment thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amendment notification.



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